# SEC Schedule 13G/A (Amendment No. 23) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Veris Residential, Inc., CIK 0000924901
CUSIP: 554489104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: Harborside 3, 210 Hudson St., Ste. 400, Jersey City, New Jersey (NJ), 07311
Date of event which requires filing of this statement: 06/05/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001005477-99-000740
Filed by CIK 0001051774

## Reporting persons
- The Mack Group: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- William L. Mack: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Veris Residential, Inc.
Address of issuer's principal executive offices: Harborside 3, 210 Hudson St., Ste. 400, Jersey City, New Jersey 07311

## Item 2. Person Filing
Name of person filing:
This Amendment No. 23 to the Schedule 13G filed on February 16, 1999, as amended (the "Amendment No. 23"), is filed by the following persons and entities (collectively the "The Mack Group"):

(i) William L. Mack;
(ii) Earle I. Mack;
(iii) David S. Mack;
(iv) Fredric Mack;
(v) Richard Mack;
(vi) Stephen Mack;
(vii) William L. Mack, as Trustee for the William and Phyllis Mack Foundation, Inc.;
(viii) Earle I. Mack, as Trustee for the Earle I. Mack Foundation, Inc.;
(ix) Richard Mack, as Trustee for The Mack 2010 Family Trust II;
(x) David S. Mack, as Trustee for The David and Sondra Mack Foundation;
(xi) Stephen Mack, as Trustee for the Stephen Mack and Kelly Mack Family Foundation;
(xii) Stephen Mack, as Trustee for the Stephen F. Mack 2013 Revocable Trust;
(xiii) Carol Mack, as Trustee for the Andrew Mack 4/30/07 Trust; and
(xiv) Carol Mack, as Trustee for the Beatrice Mack 4/30/07 Trust.
Address of principal business office or, if none, residence: The business address of each member of The Mack Group is 60 Columbus Cir., 20th Floor, New York, NY 10023.
Citizenship: Each member of The Mack Group is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A attached hereto.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- The Mack Group: /s/ William L. Mack, William L. Mack (06/05/2026)
- The Mack Group: /s/ Earle I. Mack, Earle I. Mack (06/05/2026)
- The Mack Group: /s/ David S. Mack, David S. Mack (06/05/2026)
- The Mack Group: /s/ Fredric Mack, Fredric Mack (06/05/2026)
- The Mack Group: /s/ Richard Mack, Richard Mack (06/05/2026)
- The Mack Group: /s/ Stephen Mack, Stephen Mack (06/05/2026)
- The Mack Group: /s/ William L. Mack, William L. Mack, as Trustee for The William and Phyllis Mack Foundation, Inc. (06/05/2026)
- The Mack Group: /s/ Earle I. Mack, Earle I. Mack, as Trustee for the Earle I. Mack Foundation, Inc. (06/05/2026)
- The Mack Group: /s/ Richard Mack, Richard Mack, as Trustee for The Mack 2010 Family Trust II (06/05/2026)
- The Mack Group: /s/ David S. Mack, David S. Mack, as Trustee for The David and Sondra Mack Foundation (06/05/2026)
- The Mack Group: /s/ Stephen Mack, Stephen Mack, as Trustee for The Stephen Mack and Kelly Mack Family Foundation (06/05/2026)
- The Mack Group: /s/ Stephen Mack, Stephen Mack, as Trustee for the Stephen F. Mack 2013 Revocable Trust (06/05/2026)
- The Mack Group: /s/ Carol Mack, Carol Mack, as Trustee for the Andrew Mack 4/30/07 Trust (06/05/2026)
- The Mack Group: /s/ Carol Mack, Carol Mack, as Trustee for the Beatrice Mack 4/30/07 Trust (06/05/2026)
- William L. Mack: /s/ William L. Mack, William L. Mack (06/05/2026)